UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date: February 1, 2024

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Progress of Repurchase of Own Shares

(Repurchase of Own Shares under the provisions of its Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act)

Tokyo, February 1, 2024 — Sumitomo Mitsui Financial Group, Inc. (President and Group CEO: Toru Nakashima) hereby announces the progress of the repurchase of its own shares under Article 8 of its Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act, as follows:

1.	Type of shares repurchased:	Common stock

2.	Aggregate number of shares repurchased:	4,604,500 shares

3.	Aggregate amount repurchased:	JPY 33,531,587,400

4.	Repurchase period:	From January 1, 2024 to January 31, 2024 (on a contract basis)

5.	Repurchase method:	Market purchases based on a discretionary dealing contract regarding repurchase of its own shares

(Reference)

1.	Outline of the resolution of the meeting of the Board of Directors regarding the repurchase (November 14, 2023)

(1)	Type of shares to be repurchased:	Common stock

(2)	Aggregate number of shares to be repurchased:	Up to 26,000,000 shares (Equivalent to 1.9% of the number of shares issued (excluding treasury stock))

(3)	Aggregate amount to be repurchased:	Up to JPY 150,000,000,000

(4)	Repurchase period:	From November 15, 2023 to March 31, 2024

(5)	Repurchase method:	Market purchases based on a discretionary dealing contract regarding repurchase of its own shares

2.	Aggregate number of shares and amount repurchased pursuant to the above resolution as of January 31, 2024

Aggregate number of shares repurchased:	14,855,700 shares

Aggregate amount repurchased:	JPY 106,406,979,200